[redacted]

AB 3/10

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SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

UNI
SECURITIES AND
Washin

08029452

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Securities Group, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 North Capital of Texas Highway, Suite 300
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sullivan — 512-342-3000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Ste. 400	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

TA 3/12

OATH OR AFFIRMATION

I, Michael Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amherst Securities Group, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

CFO

Title

PEGGY DAVIS
Notary Public, State of Texas
My Commission Expires
March 26, 2008

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

AMHERST SECURITIES GROUP, L.P.

Financial Statements and Supplemental Schedules

December 31, 2007

(With Independent Auditors' Reports Thereon)

AMHERST SECURITIES GROUP, L.P.
Index to Financial Statements and Supplemental Schedules
December 31, 2007

PMB ╬ Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.:

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. as of December 31, 2007, and the related statements of operations, changes in partners' capital, cash flows and changes in liabilities subordinated to the claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2008

AMHERST SECURITIES GROUP, L.P.
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents	$	18,344,102
Receivable from broker-dealers		1,425,817
Accrued interest receivable		2,030,421
Securities purchased under agreements to resell		204,803,125
Securities owned, at fair value		342,719,636
Furniture and equipment, less accumulated depreciation of $2,828,262		572,916
Receivables from affiliates		5,228,689
Other assets		778,549
TOTAL ASSETS	$	575,903,255
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Securities sold under agreements to repurchase	$	276,969,238
Securities sold, not yet purchased, at fair value		204,533,689
Payables to broker-dealers		11,923,704
Accounts payable		216,675
Accrued interest payable on subordinated debt		1,248,720
Accrued compensation liability		11,319,049
Accrued tax liability		798,356
Principal and interest payable on securities sold		1,944,400
Other accrued liabilities		466,673
Liabilities subordinated to claims of general creditors		26,000,000
Total Liabilities		535,420,503
Partners' Capital		40,482,752
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	575,903,255

See notes to financial statements in independent auditors' reports.

AMHERST SECURITIES GROUP, L.P.

Statement of Operations

Year Ended December 31, 2007

REVENUES		
Commission income	$	19,480,280
Trading profits, net of trading interest of $34,102,970		24,423,713
Other income		234,233
Total revenues		44,138,226
EXPENSES		
Commissions, employee compensation and benefits		19,304,614
Interest expense on subordinated debt		2,996,719
Occupancy and equipment costs		2,093,985
Clearing fees		537,194
Travel		396,065
Depreciation and amortization		367,151
Professional and consulting fees		219,147
Communications		155,511
Dues, memberships, subcriptions & seminars		84,113
Advertising		69,490
Charitable contributions		34,848
Regulatory fees and expenses		64,649
Other expenses		214,334
Total expenses		26,537,821
INCOME BEFORE INCOME TAX EXPENSE		17,600,405
INCOME TAX EXPENSE		770,400
NET INCOME	$	16,830,005

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2007

Balances at December 31, 2006	$	28,686,746
Partnership interest issued for cash		100,000
Distributions to partners		(5,133,999)
Net income		16,830,005
Balances at December 31, 2007	$	40,482,752

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	16,830,005
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		367,151
Loss on disposal of assets		3,643
Bad debt expense		2,816
Change in assets and liabilities		
Cash segregated under federal regulations		258,093
Accrued interest receivable		2,202,241
Receivables from clearing organization		(1,017,428)
Receivables from broker-dealers		(419,403)
Securities purchased under agreements to resell		64,511,463
Securities owned		331,910,075
Receivables from affiliates		(3,933,403)
Other assets		454,664
Securities sold under agreements to repurchase		(352,914,265)
Payables to broker-dealers		11,672,563
Securities sold, not yet purchased		(58,994,702)
Accounts payable		22,200
Accrued liabilities		6,260,005
Net cash provided by operating activities		17,215,717
Cash flows from investing activities:		
Capital expenditures		(113,575)
Net cash used in investing activities		(113,575)
Cash flows from financing activities		
Capital distributions		(5,133,999)
Capital contributions		100,000
Net cash used in financing activities		(5,033,999)
Net increase in cash and cash equivalents		12,068,143
Cash and cash equivalents at beginning of year		6,265,958
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	18,334,102
Supplemental disclosures of cash flow information:		
Interest paid on subordinated debt	$	3,020,200
Income taxes paid	$	-
Non-cash investing and financing activities:		
Transfer of note receivable from related party to Amherst Holdings, LLC as an increase to receivables from affiliates	$	1,360,376

See notes to financial statements and independent auditors' report.

AMHERST SECURITIES GROUP, L.P.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
Year Ended December 31, 2007

Balance at December 31, 2005	$	26,000,000
Additions to liabilities		-
Payments on liabilities		-
Balance at December 31, 2007	$	26,000,000

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Amherst Securities Group, L.P. (Partnership) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Security Dealers, Inc. (NASD). The Partnership primarily markets and trades fixed income securities to institutions throughout the United States. The Partnership has offices located in Texas, Florida, New Jersey, Montana, Virginia, Colorado and Connecticut. The Partnership operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

The Partnership is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partnership interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Amherst Securities Group, Inc. changed its name to ASG General Partner, Inc in 2000.

The Partnership reorganized on December 31, 2006. Under the reorganization, Amherst Holdings, LLC ("Holdings") was formed, which became the Class B limited partner of the Partnership owning approximately 98%, and the former Class C and Class B limited partners of the Partnership became 100% owners of Amherst Holdings, LLC, a Delaware Limited Liability Company. The remaining approximate 2% owners of the Partnership include the Class A limited partners and ASG General Partner, Inc. As part of the reorganization, Amherst Holdings, LLC also became the 100% owner of ASG General Partner, Inc.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Significant Accounting Policies (continued)

Cash Equivalents

For purposes of the statements of financial condition and cash flows, the Partnership considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over five years using the straight-line method. Assets are periodically reviewed for impairment, if any. Depreciation expense for the year ended December 31, 2007 was $367,151.

Revenue Recognition

Securities owned and securities sold, not yet purchased are valued at fair value with the difference between cost and fair value included in net trading profits. Trading profits also consists of realized gains or losses on firm securities trading accounts, which are reported net of the related interest income and expense.

Commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Partnership to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned, note receivable and advances to employees. The Partnership had cash and cash equivalents balances in excess of federally insured limits of $100,000 at various times during 2007 ($161,401 at December 31, 2007). Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Partnership. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 2 - Significant Accounting Policies (continued)

Income Taxes

In lieu of corporate income taxes, the individual partners of the partnership are taxed on their proportional share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Partnership is subject to Texas margin tax. For the portion of Partnership revenue that is considered Texas gross receipts, a taxable margin is calculated in accordance with the State law. That taxable margin is subject to a tax of 1%.

The Partnership accounts for the Texas margin tax using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in the period that includes the enactment date.

Resale and Repurchase Agreements

Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest is recorded separately. It is the policy of the Partnership to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2007, the fair value, including accrued interest, of the securities sold subject to repurchase was $277,507,995. At December 31, 2007, the fair value, including accrued interest, of the securities purchased subject to resell was $205,033,100.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Partnership enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments may include exchange traded financial futures contracts, options and mortgage-backed to-be-announced securities ("TBAs") and securities sold, not yet purchased. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. TBAs are used by the Partnership in order to reduce exposure on marketable securities owned and are net settled on a periodic basis. The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in marketable securities owned. Pursuant to SFAS 133 and FIN 39, the Partnership records the mark-to-market of these off-balance-sheet transactions as of the balance sheet date and records

Note 2 - Significant Accounting Policies (continued)

Financial Instruments With Off-Balance-Sheet Risk (continued)

either an asset or liability and recognizes either a gain or a loss related to these transactions as of the date of the report. The market risk is the potential change in the value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Partnership monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Note 3 - Cash Segregated Under Regulations

At December 31, 2007, no cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. In prior periods, the Partnership had been required to segregate cash in a special reserve account. While there was no requirement at December 31, 2007 to segregate cash, such a requirement may resume in future periods or from time-to-time.

Note 4 - Marketable Securities Owned and Marketable Securities Sold, but not yet Purchased

Securities owned and securities sold, not yet purchased, consist of the following at December 31, 2007:

Securities owned:		
US government agency bonds	$	279,597,240
Corporate bonds		42,602,843
US treasury bonds		3,055,781
Other investments		17,463,772
	$	342,719,636
Securities sold, not yet purchased:		
US treasury bonds	$	193,800,919
US government agency bonds		10,283,789
TBA securities		448,981
	$	204,533,689

Securities owned are held by a clearing organization as collateral for amounts payable to such clearing organization.

Note 5 – Property and Equipment

Property and equipment consists of the following at December 31, 2007:

Computer equipment and software	$	2,143,586
Furniture and fixtures		811,774
Leasehold improvements		445,818
Total property and equipment		3,401,178
Less accumulated depreciation and amortization		(2,828,262)
Net property and equipment	$	572,916

Note 6 - Payable to Broker-Dealers

The Partnership conducts substantially all business through its primary clearing broker (Bear Stearns), which settles all trades for the Partnership, on a fully disclosed basis, on behalf of its customers. Under its agreement with Bear Sterns, the Partnership is required to maintain a minimum net capital of $150,000. As of December 31, 2007, the Partnership held $11,744,732 in cash margin against the change in market value of certain credit default swaps ("CDS") where the counterparties are prime brokers.

Note 7 - Net Capital Requirements

The Partnership is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership had net capital and net capital requirements of $42,211,460 and $1,861,171, respectively. The Partnership's net capital ratio was 0.66 to 1.

Note 8 - Employee Benefit Plans

Holdings sponsors a 401(k) plan for all eligible employees of the Partnership, Holdings and Amherst Derivative Trading, LLC. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of the limit determined by the Internal Revenue Service. Holdings may elect to make additional contributions to the plan at its discretion. The cost of additional contributions are allocated to each company. A discretionary contribution was approved by the Board of Managers of Holdings related to the financial year ended December 31, 2007. A total cash payment of $50,000 will be used along with any forfeiture within the existing plan to provide eligible employees of the Partnership with matching contributions. The amount has been recorded in these financial statements as a portion of accrued compensation liability.

Note 9 - Commitments and Contingencies

Liabilities Subordinated to the Claims of General Creditors

In January 2006, the Partnership repaid its $31,000,000 in subordinated note agreements. Simultaneously, the Partnership entered into two new subordinated note agreements with substantially the same lenders in the amount of $26,000,000. The agreements have the same repayment terms and bear aggregate interest at the greater of 10% or the London Interbank Offered Rate ("LIBOR") plus 6.0% (11.301% at December 31, 2007). Interest only payments are due semi-annually with the total principal due January 2009. The aggregated subordinated note balance outstanding at December 31, 2007 is $26,000,000. Interest expense on the subordinated notes incurred for the year ended December 31, 2007 was $2,996,719, of which $1,248,720 is accrued at December 31, 2007.

The agreements have restrictive operating and financial covenants with which the Partnership must comply to avoid accelerated repayment of the notes. The Partnership was in compliance with all applicable covenants at December 31, 2007.

The subordinated borrowings are covered by an agreement approved by the FINRA and, are thus, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be prepaid or repaid without the prior approval of FINRA.

Clearing Agreement

The Partnership entered into a clearing agreement with Bear Stearns Securities Corp. ("Bear Stearns") effective March 2004, in which Bear Stearns acts as the clearing broker to clear and carry, on a fully disclosed basis, the Partnership's margin, cash, and proprietary accounts, and the Partnership is a correspondent of Bear Stearns. The clearing agreement with Bear Stearns calls for minimum monthly charges of $22,500. The Partnership recently entered into a clearing agreement with Pershing LLC ("Pershing") effective December 2007 to be used as an alternative clearing arrangement, when needed. The agreement with the Pershing calls for minimum quarterly charge of $45,000 beginning in the third quarter of 2008.

Lease Commitments

The Partnership leases office facilities under non-cancellable operating lease agreements which expire at various times through December 2012. Occupancy rental expense for the year ended December 31, 2007 was $624,156. The Partnership also leases various types of equipment under operating lease agreements expiring at various dates through December 2009. Equipment rental expense for the year ended December 31, 2007 was $1,447,519.

Note 9 - Commitments and Contingencies (continued)

Lease Commitments (continued)

At December 31, 2007, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,	
2008	$ 2,127,643
2009	668,887
2010	207,458
2011	153,274
2012	149,340
Total	$ 3,306,602

Note 10 - Related Party Transactions

The Partnership entered into a $2,500,000 unsecured note receivable with Amherst Funding Group, L.P., a related party, in 2006. The Partnership forgave $987,134 of the note in 2006 and reclassified interest income received against the principal balance at December 31, 2006 totaling $152,490. The balance of the note at December 31, 2006 of $1,360,376 was transferred to Amherst Holdings, LLC, on January 1, 2007 as an increase to receivables from affiliates.

During 2007, the Partnership engaged in trading activity with the Class A Limited partners. Management of the Partnership believes this activity was conducted on terms equivalent to arms-length transactions.

At December 31, 2007, the Partnership serves as the primary operating entity within the group that includes Amherst Holdings, LLC and Amherst Derivative Trading, LLC. As such, the Partnership makes disbursements and pays employment costs on behalf of these related entities. All disbursements and employee costs are allocated to the other entities based upon either specific identification or upon relative use of the costs incurred. Total amounts due from entities consolidated under Amherst Holdings, LLC were:

Due from Amherst Holdings, LLC	$1,578,051
Due from Amherst Derivatives Trading, LLC	3,650,638
Total receivables from affiliates	$5,228,689

Note 11 - Fair Value of Financial Instruments

The financial instruments of the Partnership are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchase agreements and subordinated notes. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market value of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Subordinated Notes: The carrying amounts of subordinated notes approximate their values.

Note 12 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Partnership has $567 million or approximately 98%, of its total assets in cash, securities owned and receivable from or held by its primary clearing organization. The Partnership also has $495 million or approximately 93% of its total liabilities in securities sold short, principal and interest payable on securities sold and payable to its clearing organization.

The Partnership has sold securities, not yet purchased, in order to reduce interest rate exposure on bonds included in marketable securities owned. The Partnership has recorded these obligations in the financial statements at the December 31, 2007 at the fair values of the securities sold short and will incur a loss if the fair value of the securities increases subsequent to December 31, 2007.

The Partnership has invested in credit-default swap (CDS) agreements for both hedging and investment purposes. The Partnership recorded $17,438,589 of trading profit related to CDSs for the year ended December 31, 2007, and had a $17,364,296 valuation adjustment accrued as an asset within securities owned on the balance sheet.

Schedule I

AMHERST SECURITIES GROUP, L.P.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Total partners' capital qualified for net capital		$ 40,482,752
Liabilities subordinated to the claims of general creditors		26,000,000
		66,482,752
Deductions for non-allowable assets		
Furniture and equipment, net	572,916	
Receivables from affiliates	5,228,689	
Other assets	778,549	
		6,580,154
Other deductions		
Haircuts on repurchase agreements	9,763,150	
Certificate of deposit	150,000	
		9,913,150
Total deductions and/or charges		16,493,305
Net capital before haircuts on securities		49,989,448
Haircuts on securities		7,777,988
Net Capital		$ 42,211,460
Aggregate indebtedness		
Accounts payable and accrued liabilities		
Accounts payable	216,675	
Payables to broker-dealers	11,923,704	
Accrued interest payable on subordinated debt	1,248,720	
Accrued compensation liability	11,319,049	
Accrued tax liability	798,356	
Principal and interest payable on securities sold	1,944,400	
Other accrued liabilities	466,673	
Total aggregate indebtedness		$ 27,917,577
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)		$ 1,861,171
Net capital in excess of minimum requirement		$ 40,350,289
Ratio of aggregate indebtedness to net capital		0.66 to 1

Reconciliation with Partnership's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2007):

Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on January 25, 2008	$ 38,189,330
Audit adjustments:	
Net effect of audit adjustments on net income	2,252,415
Net effect of audit adjustments on non-allowables	1,926,384
Partnership reclassifications affecting net capital	(156,669)
Net capital per audit	$ 42,211,460

See notes to financial statements and independent auditors' report.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control

To the Partners of
Amherst Securities Group, L.P.:

In planning and performing our audit of the financial statements of Amherst Securities Group, L.P. (the Partnership) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2008

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